Square Foods, LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio &
Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Square Foods, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 20, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	413,216	174,905
Inventory		
Ingredients	41,063	-
Packaging	50,884	14,613
Other Assets	-	-
Total Current Assets	505,162	189,519
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	12,582	16,313
Security Deposits	-	5,825
Deferred Tax Assets	-	-
Total Non-Current Assets	12,582	22,138
TOTAL ASSETS	517,743	211,657
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	32,052	11,583
Gift Card Liability	2,655	1,782
Other Liabilities		
Notes Payable	-	550,000
Total Current Liabilities	34,707	563,365
Long-term Liabilities		
SAFE Note	17,500	-
Total Long-Term Liabilities	17,500	-
TOTAL LIABILITIES	52,207	563,365
EQUITY		
Common Stock	-	-
Preferred Stock	1,730,000	500,000
Additional Paid in Capital	6,429	6,429
Accumulated Deficit	(1,270,892)	(858,136)
Total Equity	465,537	(351,708)
TOTAL LIABILITIES AND EQUITY	517,743	211,657

Statement of Operations

	Year Ended December 31, 2022	2021
Revenue		
Online Sales	-	111,587
Retail Sales	-	465
Discounts/Credits	-	(5,233)
Net Revenue	-	106,819
Cost of Revenue		
Cost of Revenues- Product	-	24,079
Cost of Revenue- Kitchen Rent	-	6,098
Cost of Revenues- Freight	4,636	5,335
Cost of Revenue- Ingredients	13,625	-
Cost of Revenue- Shrinkage	-	18,891
Cost of Revenue	18,261	54,402
Gross Profit	(18,261)	52,417
Operating Expenses		
Advertising and Marketing	127,609	56,958
General and Administrative	220,684	178,687
Research and Development	38,835	13,856
Rent and Lease	3,662	11,128
Depreciation	3,732	2,739
Amortization	-	-
Total Operating Expenses	394,522	263,368
Operating Income (loss)	(412,783)	(210,951)
Other Income	-	-
Interest Income	27	1,714
Other	-	-
Total Other Income	27	1,714
Other Expense	-	-
Interest Expense	-	-
Other	-	-
Total Other Expense	-	-
Earnings Before Income Taxes	(412,755)	(209,237)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(412,755)	(209,237)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(412,755)	(209,237)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	3,732	2,739
Amortization	-	-
Accounts Payable and Accrued Expenses	20,469	(1,238)
Accrued Liabilities	873	1,603
Inventory	(77,333)	-
Other	5,825	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(46,434)	3,104
Net Cash provided by (used in) Operating Activities	(459,190)	(206,133)
INVESTING ACTIVITIES		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Issuance of Common Stock/Member contributions Net Debt to Equity Conversion	680,000	-
SAFE Note	17,500	-
Net Cash provided by (used in) Financing Activities	697,500	-
Cash at the beginning of period	174,905	381,039
Net Cash increase (decrease) for period	238,310	(206,133)
Cash at end of period	413,216	174,905

Statement of Changes in Member Equity

	Member Capital					
	Common Units		Preferred Units			
	# of Units	$ Amount	# of Units	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2021	9,454,428	-	1,125,616	506,429	(648,899)	(142,471)
Capital Contributions	-	-	-	-	-	-
Capital Distributions	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(209,237)	(209,237)
Ending Balance 12/31/2021	9,454,428	-	1,125,616	506,429	(858,136)	(351,708)
Capital Contributions	-	-	1,973,709	680,000	-	680,000
Conversion of Debt to Equity	-	-	-	550,000	-	550,000
Capital Distributions	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(412,755)	(412,755)
Ending Balance 12/31/2022	9,454,428	-	3,099,325	1,736,429	(1,270,892)	465,537

Square Foods, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Square Foods, LLC ("the Company") was formed in Delaware on October 3, 2013. The Company is an organic fresh baby food company utilizing the direct-to-consumer subscription model with direct shipping to customers' doorsteps. Following leading research, the meals are based on nutrition science and offer 100% daily nutrition and an allergen introduction menu. The Company's headquarters is in Bend, Oregon, The Company's customers are located throughout the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high

creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentrations of Suppliers Risk

The Company currently partners with one manufacturer to produce all meals. The manufacturer is one of the largest baby food manufacturers in the United States and although there are other manufacturers in the United States that could potentially produce products on comparable terms, the Company believes that a change in manufacturers could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

The Company, therefore, mitigates this risk by maintaining six months of frozen foods inventory to allow time to acquire new suppliers and complete negotiations, if applicable, while still being able to meet fulfillment demands.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling subscription boxes directly to consumers. The Company's payments are generally collected prior to the shipment of each subscription box. The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. For the years ended 2021 and 2022 respectively, the Company did not have any outstanding performance obligations.

Coincident with revenue recognition, the Company establishes liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. For the years ended 2021 and 2022 respectively, the Company did not have remaining expected returns or assets with rights to recover.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expenses. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on the useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Furniture and Fixtures	7	24,594	12,449	-	12,146
Computer Equipment	5	1,091	655	-	436
Grand Total	**-**	**25,685**	**10,660**	**-**	**12,582**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) – On June 1, 2022, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a third party. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in The Company during a qualified financing or change of control event at a 20% discount.

The initial Purchase Amount of the SAFE agreement is $2,500, which is increased by 50% of the earned Stakeholder Fee (each, a subsequent purchase amount) on the 1st day of each subsequent month. The initial purchase amount together with the cumulative subsequent purchase amounts are collectively known as the "Purchase Amount." The agreement states that if there is an Equity Financing before the expiration or termination of the instrument, the Company automatically will issue to the Investor a number of units of the Company or shares of Capital Stock sold in the Equity Financing equal to the "Purchase Amount" divided by the discount price.

As of December 31, 2022, the Purchase Amount of the SAFE is $17,500.

NOTE 6 – EQUITY

The Company has authorized 13,000,000 Common Units, 8,571,428 are issued and outstanding.

There are 1,125,616 Series Seed Preferred Units authorized, of which 1,125,616 are issued and outstanding.

There are 1,785,710 Series Seed-2 Preferred Units, of which 934,062 are issued and outstanding.

There are 1,039,647 Series Seed-3 Preferred Units, of which 1,039,647 are issued and outstanding.

There are 1,293,811 Non-Voting Units ("Non-Voting Units") authorized (the "Option Pool"), 883,000 of which have been granted.

Voting: Each unit, regardless of class, will be entitled to one (1) vote on each matter.

Dividends: The holders of all units are entitled to receive dividends when and if declared by the Board of Directors.

Common Unit Equivalents: If the Company decides to split or divide its existing shares of common units (or non-voting units) or distribute additional common units (or non-voting units) to its shareholders, without requiring any payment from the shareholders, then the conversion price of those units will be adjusted accordingly.

Liquidation preference

In the event of any liquidation, dissolution, or winding up of the Company, the holders of the Preferred Units are entitled to receive prior to, and in preference to, any distribution to the holders of Common Units and Non-Voting Units.

Equity derived from convertible notes: On April 30, 2020, the Company entered into a $550K convertible note agreement for the purpose of funding operations. The note carried a simple interest rate of 5 % and the maturity date of the note was 24 months after its effective date of April 30, 2020. In accordance with the terms of the Promissory Note, on June 3, 2022, the Company elected to convert the note into 934,062 units of a newly created series, Series Seed 2, having identical rights, privileges, preferences, and restrictions as its existing securities.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 20, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.